UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPI ENERGY CO., LTD.

(Name of Issuer)

Ordinary shares, par value US$$0.000001 per share

(Title of Class of Securities)

78470H109 (1)

(CUSIP Number)

Mr. Xiaofeng Peng

Hi-Tech Industrial Park

Xinyu City, Jiangxi Province 338032, China

+852 2291 6059

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing ten ordinary shares.

CUSIP Number: 78470H109

1.	Name of Reporting Person Xiaofeng Peng
2.	Check the Appropriate Box if A Member of A Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF/ OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 148,200,000 ordinary shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 148,200,000 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,200,000 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11) 20.6%*
14	Type of Reporting Person IN

*	Based upon 719,655,172 ordinary shares.

CUSIP Number: 78470H109

1.	Name of Reporting Person Zhou Shan
2.	Check the Appropriate Box if A Member of A Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF/ OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 148,200,000 ordinary shares
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 148,200,000 ordinary shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 148,200,000 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11) 20.6%*
14	Type of Reporting Person IN

*	Based upon 719,655,172 ordinary shares.

This amendment No.1 (“Amendment No. 1”) is filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Xiaofeng Peng (“Mr. Peng”) and (ii) Zhou Shan (“Ms. Zhou”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 7.01.

This Amendment No. 1 amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the American depository shares (the “ADSs”), each representing ten ordinary shares, of SPI Energy Co., Ltd., a Cayman Islands company (the “Issuer”), filed with the United States Securities and Exchange Commission (the “SEC”) on March 14, 2016 (the “Original Schedule 13D”).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On March 8, 2016, Robust Elite Limited (now known as “Head & Shoulders Global Investment Limited”) (“Seller”) entered into a share purchase agreement with Ms. Zhou (the “H&S SPA”) . Pursuant to the H&S SPA, the Seller sold to Ms. Zhou 8,750,000 ADSs.

On May 10, 2016, Ms. Zhou entered into a share purchase agreement with the Issuer (the “SPA”) . Pursuant to the SPA, the Issuer issues and sells to Ms. Zhou 46,500,000 ordinary shares of the Issuer at an aggregate purchase price of US$35, 293, 500 or US$0.759 per ordinary share. This acquisition will close within 60 days of the date thereof.

Other than as set forth in this Amendment No. 1, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The description of the transaction contained herein does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is attached hereto as Exhibit 7.02.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and supplemented in its entirety as follows:

The information contained on each of the cover pages of the Original Schedule 13D and the information set forth in Items 2, 3, and 4 therein are hereby incorporated by reference in their entirety in this Item 5.

Prior to the ADS acquisition under the H&S SPA, Mr. Peng was the beneficial owner of 1,220,000 ADSs (representing 12,200,000 ordinary shares) of the Issuer and 1,000,000 million options vested as of June 2015, amounting to 13,200,000 ordinary shares of the Issuer.

As of the date of the Original Schedule 13D, Ms. Zhou directly owned 8,750,000 ADSs, representing 87,500,000 ordinary shares of the Issuer. Ms. Zhou, as the spouse of Mr. Peng, may be deemed to beneficially own the ordinary shares of the Issuer beneficially owned by Mr. Peng pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder. As a result, as of the date of Original Schedule 13D, Ms. Zhou was deemed to be the beneficial owner of 100,700,000 ordinary shares, representing 15.7% of the total outstanding ordinary shares of the Issuer.

Mr. Peng, as the spouse of Ms. Zhou, may be deemed to beneficially own the ordinary shares of the Issuer beneficially owned by Ms. Zhou pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder. As a result, as of the date of Original Schedule 13D, Mr. Peng was deemed to be the beneficial owner of 100,700,000 ordinary shares, representing 15.7% of the total outstanding ordinary shares of the Issuer.

As of the date of the Original Schedule 13D, the Reporting Persons collectively owned, directly and indirectly, 100,700,000 ordinary shares, representing 15.7% of the total outstanding ordinary shares of the Issuer.

The above disclosure of percentage information is based upon 642,665,172 ordinary shares issued and outstanding as of February 15, 2016.

Except as set forth in Items 3 and 4 of the Original Schedule 13D, the Reporting Persons have not effected any transaction in the ordinary shares or ADSs during 60 days prior to the date of the Original Schedule 13D.

Except as set forth in Item 5 the Original Schedule 13D, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ADSs.

Prior to the acquisition under the SPA, Mr. Peng was the beneficial owner of 13,200,000 ordinary shares of the Issuer. 1,000,000 options owned by Mr. Peng will vest in June 2016 (i.e. within 60 days of the date hereof). Therefore, as of the date hereof, Mr. Peng is the beneficial owner of 14,200,000 ordinary shares.

As of the date hereof, Ms. Zhou directly owns 134,000,000 ordinary shares of the Issuer. Ms. Zhou, as the spouse of Mr. Peng, may be deemed to beneficially own the ordinary shares of the Issuer beneficially owned by Mr. Peng pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder. As a result, as of the date hereof, Ms. Zhou may be deemed to be the beneficial owner of 148,200,000 ordinary shares, representing 20.6% of the total outstanding ordinary shares of the Issuer.

Mr. Peng, as the spouse of Ms. Zhou, may be deemed to beneficially own the ordinary shares of the Issuer beneficially owned by Ms. Zhou pursuant to Section 13(d) of the Exchange Act, and the rules promulgated thereunder. As a result, as of the date hereof, Mr. Peng may be deemed to be the beneficial owner of 148,200,000 ordinary shares, representing 20.6% of the total outstanding ordinary shares of the Issuer.

The Reporting Persons collectively own, directly and indirectly, 148,200,000 ordinary shares, representing 20.6% of the total outstanding ordinary shares of the Issuer.

The above disclosure of percentage information is based upon the sum of 642,665,172 ordinary shares issued and outstanding as of the date hereof, 1,000,000 options owned by Mr. Peng which will be vested in June 2016 and 75,990,000 ordinary shares to be issued in connection with the SPA and similar acquisitions by other acquirers from the Issuer, which equals to 719,655,172 ordinary shares.

Except as set forth in the Original Schedule 13D and Item 4 of this Amendment, the Reporting Persons have not effected any transaction in the ordinary shares or ADSs during the past 60 days.

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the ordinary shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The matters set forth in Item 4 of this Amendment No. 1 are incorporated in this Item 6 by reference in their entirety.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

7.01	Joint Filing Agreement by and among the Reporting Persons, dated as of the date hereof.

7.02	Share Purchase Agreement by and between SPI Energy Co., Ltd. and Zhou Shan, dated as of May 10, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2016

Xiaofeng Peng

/s/ Xiaofeng Peng

Zhou Shan

/s/ Zhou Shan